Exhibit 99.1

Lumenis Ltd.Reports Full Year 2010 Financial Results

A year of Profitable Growth and Positive Cash Flow

Yokneam, Israel, March 30, 2011–Lumenis Ltd., the world's largest medical laser company developing, manufacturing and distributing a broad range of high-end medical lasers and sophisticated energy delivery equipment for surgical, ophthalmic and aesthetic applications, announced its financial results for the year ended December 31, 2010.

Highlights

•	Revenues of $237.7 million, up 5% from $226.1 million in 2009

•	GAAP operating income of $12.1 million, an increase of 613% compared to $1.7 million in 2009

•	Non-GAAP operating income of $11.1 million, up 39% from $8.0 million in 2009

•	Positive cash flow from operations of $15.3 million, including $3.3 million in legal settlements

“During 2010, we continued our positive momentum.  Lumenis’ revenues and profits continued to grow and we generated strong positive cash flow from operations. We are proud to be, once again, at the forefront of medical laser innovation by introducing significant new products to our robust portfolio. The Company achieved double digit growth in Latin America, China and India as we continued to aggressively invest in our infrastructure to expand our presence in the emerging markets,” said Mr. Dov Ofer, CEO of Lumenis.

Financial Results Summary for Year ended December 31, 2010:

Revenues: $237.7 million, an increase of 5% from $226.1 million in 2009.

Gross profit: $113.1 million, with 48% gross margin, compared to $108.0 million, with 48% gross margin, in 2009.

GAAP operating expenses: $101.0 million, a reduction of 5% from $106.4 million in 2009.

Non-GAAP operating expenses: $102.0 million, an increase of 2% from $100.1 million in 2009.

GAAP operating income: $12.1 million, an increase of 613% from $1.7 million in 2009.

Non-GAAP operating income: $11.1 million, up 39%from $8.0 million in 2009.

GAAP net income: $5.7 million, up 114%  from $2.7 million in 2009.

Non-GAAP net income: $6.0 million, up 32% from $4.5 million in 2009.

Cash flow generated from operating activities: Operating cash flow was a positive $15.3 million, including $3.3 million in proceeds from legal settlements, net of associated legal costs, compared to $18.0 million in 2009, which included a $6.6 million tax refund.

Cash, cash equivalents, short and long term bank deposit: $46.9 million at year end 2010, compared to $41.3 million in 2009.

Long-term outstanding bank debt: $99.0 million at year end 2010, compared with $107.0 million in 2009.

Business Highlights 2010:

During 2010 the Company introduced a number of significant new products and applications, addressing our customers’ needs in the core markets we serve, and targeting new procedures which we will continue to develop in the coming years.

•
The M22 multi-application platform was launched to deliver a wide range of alternatives that physicians need with proven treatment results in photo-rejuvenation, permanent hair reduction, age spot reduction and vein erasure.

•
The VersaPulse P20 compact portable laser systemoptimized for stone and soft tissue treatments is tailored to physicians’ offices and small office operating environments.  It combines mobility and versatility with the proven performance of the VersaPulse® PowerSuite™ 20W that it replaced.

•
The Lumenis AcuPulse 40WG CO2 laser and Fiberlase products bring new technologies to existing markets, and are unique among CO2 waveguide systems, combining performance and flexibility. This technology results in faster treatment time with more precise and consistent tissue effect, and open a wide range of potential applications that Lumenis intends to develop in the coming years.

•
The Lumenis’ InSight™ represents the latest in retina therapy and laser delivery technology, offering “diagnose and treat” precision at the physician's fingertips.  The system was designed to elevate performance and accuracy to new levels, allowing doctors to customize each treatment through out each procedure.

“We also entered into a number of new distribution alliances worldwide, including a co-marketing agreement in the US with Boston Scientific for the exclusive distribution of Lumenis’ products in the GI space. We will continue to pursue additional strategic initiatives, including investigating non-organic growth opportunities, while continuing our internal product innovation and expanding our worldwide sales and distribution network,” concluded Mr. Ofer.

Use of Non-GAAP Financial Information

In addition to reporting financial results in accordance with United States generally accepted accounting principles, or GAAP, Lumenis uses non-GAAP measures of operating income, net income and earnings per share, which consist of GAAP financial measures adjusted to exclude share-based compensation charges, amortization of acquired intangible assets, restructuring and related charges, legal settlements net of associated legal costs, and a one-time tax benefit related to an Israeli Tax Authority settlement. Lumenis’ management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Lumenis’ ongoing core operating results. Our management regularly uses the non-GAAP measures in planning, forecasting, understanding and evaluating the business and decision making. We believe that these financial non-GAAP measures are useful for the investor as ameasure of the ongoing performance of Lumenis’ business. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release to the most directly comparable GAAP financial measures is included with the financial statements contained in this press release.

Availability of Form 20-F
Lumenis’ annual report on Form 20-F for the year ended December 31, 2010 is available from the Securities and Exchange Commission’s website at www.sec.gov as well as under the Investor Relations section of Lumenis’ website at www.lumenis.com. Shareholders may receive a hard copy of the report free of charge upon request.

About Lumenis
Lumenis, the world's largest medical laser company, is a global developer, manufacturer and distributor of laser and light-based devices for surgical, ophthalmic and aesthetic applications, with more than 800 employees worldwide. Lumenis has 270 registered patents, over 260 FDA clearances, an installed base of over 30,000 systems and a presence in over 100 countries. Lumenis endeavors to bring the finest state of the art technology products to the market, fulfilling the highest standards of excellence, quality and reliability, delivering premium value and service to its customers. The name Lumenis is derived from the Latin words meaning "Light of Life" highlighting the light, which is the basis of our technologies, used to enhance life. For more information about Lumenis and its products, please visit:www.lumenis.com.

For further information contact:
Aviram Steinhart	Michelle Maydan
Senior Vice President & CFO	Director Corporate Communications
Tel: 972-4-9599333	Tel:+972-4-9599004; 1-866-569-0597
aviram.steinhart@lumenis.com	mmaydan@lumenis.com

Lumenis® and the Lumenis logo are trademarks or registered trademarks of Lumenis Ltd.

Certain statements and information in this press release may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “plan,” “project” or other similar words, but are not the only way these statements are identified. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Any forward-looking statements in this press release are made as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements may be found in our most recent Annual Report on Form 20-F, including the section therein entitled “Risk Factors,” as well in our reports on Form 6-K, filed with the Securities and Exchange Commission.

LUMENIS LTD
US GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except share data)

	Year ended	Year ended
	December 31	December 31
	2010	2009
	GAAP	GAAP
	Audited	Audited
Revenues
Products	189,149	178,705
Services	48,581	47,391
Total revenues	237,730	226,096

Cost of revenues
Products	96,463	88,002
Services	28,207	30,050
Total cost of revenues	124,670	118,052

Gross profit	113,060	108,044

Operating expenses:
Research and development	15,432	13,781
Selling and marketing	69,725	67,443
General and administrative	17,813	20,516
Legal settlements,net	(1,981)	683
Restructuring and other related costs	-	3,927
Total operating expenses	100,989	106,350

Operating income	12,071	1,694

Financial expenses, net	3,880	1,457

Taxes on income (income tax benefit)	2,446	(2,452)

Net income	5,745	2,689

Basic and diluted net earnings per share:	$0.03	$0.01

Weighted average number of shares (in thousands) used in computing basic net earnings per share	215,341	208,706

Weighted average number of shares (in thousands) used in computing diluted net earnings per share	219,719	209,402

LUMENIS LTD
RECONCILIATION BETWEEN GAAP TO NON-GAAP CONSOLIDATED STATEMENT OF OPERATIONS
U.S. dollars in thousands (except per share data)

	Year ended December 31, 2010
	GAAP	Adjustments		Non-GAAP

Revenues
Products	$189,149	$-		$189,149
Services	48,581	-		48,581
Total revenues	237,730	-		237,730

Cost of revenues
Products	96,463	(70	)(a)	96,393
Services	28,207	-		28,207
Total cost of revenues	124,670	(70)		124,600

Gross profit	113,060	70		113,130

Operating expenses:
Research and development	15,432	(123	)(a)	15,309
Selling and marketing	69,725	(243	)(a)	69,482
General and administrative	17,813	(578	)(a),(b)	17,235
Legal settlements,net	(1,981)	1,981	(c)	-

Total operating expenses	100,989	1,037		102,026

Operating income	12,071	(967)		11,104

Financial expenses, net	3,880	(1,207	)(d)	2,673

Taxes on income	2,446	-		2,446

Net income	5,745	240		5,985

Basic and diluted net earnings per share:	$0.03			$0.03

(a) The effect of stock-based compensation.
(b) Amortization of intangible assets amounted to $145 thousands.
(c) Legal settlements net of associated legal fees
(d) Changes in the fair market value of embedded derivative

LUMENIS LTD
RECONCILIATION BETWEEN GAAP TO NON-GAAP CONSOLIDATED STATEMENT OF OPERATIONS
U.S. dollars in thousands (except per share data)

	Year ended December 31, 2009
	GAAP	Adjustments		Non-GAAP

Revenues
Products	$178,705	$-		$178,705
Services	47,391	-		47,391
Total revenues	226,096	-		226,096

Cost of revenues
Products	88,002	(60	)(a)	87,942
Services	30,050			30,050
Total cost of revenues	118,052	(60)		117,992

Gross profit	108,044	60		108,104

Operating expenses:
Research and development	13,781	(46	)(a)	13,735
Selling and marketing	67,443	(202	)(a)	67,241
General and administrative	20,516	(1,382	)(a),(b)	19,134
Legal settlements,net	683	(683	)(d)	-
Restructuring and other related costs	3,927	(3,927)		-
Total operating expenses	106,350	(6,240)		100,110

Operating income	1,694	6,300		7,994

Financial expenses, net	1,457	-		1,457

Taxes on income (income tax benefit)	(2,452)	4,446	(c)	1,994

Net income	2,689	1,854		4,543

Basic and diluted net earnings per share:	$0.01			$0.02

(a) The effect of stock-based compensation.
(b) Amortization of intangible assets amounted to $520 thousands.
(c) Income tax resulted from settlement of prior years tax dispute.
(d) Legal settlements net of associated legal fees

LUMENIS LTD
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,	December 31,
	2010	2009
	Audited	Audited
ASSETS

CURRENT ASSETS

Cash and cash equivalents	25,682	26,261
Short-term bank deposits	17,529	15,088
Trade receivables, net	47,532	40,915
Prepaid expenses and other receivables	9,435	10,566
Inventories	41,801	38,091

Total current assets	141,979	130,921

LONG-TERM ASSETS
Long-term bank deposits	3,663	-
Finished goods used in operations, net	3,467	3,124
Property and equipment, net	5,472	6,146
Goodwill and other Intangible assets, net	50,217	50,362
Severance pay fund	3,494	3,019
Other assets	8,135	7,208

Total long-term assets	74,448	69,859

TOTAL ASSETS	216,427	200,780

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

CURRENT LIABILITIES

Restructured debt	12,298	9,734
Trade payables	27,584	18,547
Other accounts payable and accrued expenses	41,515	36,514
Deferred revenues and customer advances	16,692	16,912

Total current liabilities	98,089	81,707

LONG-TERM LIABILITIES

Accrued post-employment benefits	8,626	7,294
Other liabilities	15,884	13,616
Deferred revenues	6,319	5,752
Restructured debt	100,449	112,860

Total long-term liabilities	131,278	139,522

TOTAL LIABILITIES	229,367	221,229

SHAREHOLDERS' EQUITY (DEFICIENCY)	(12,940)	(20,449)

TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIENCY	216,427	200,780

LUMENIS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year Ended	Year Ended
	December 31	December 31
	2010	2009
	Audited	Audited
Cash flow from operating activities:
Net income	5,745	2,689
Adjustments required to reconcile net income to net cash provided by operating activity:
Depreciation and amortization	5,500	6,129
Compensation related to employees share option plan	869	1,170
Interest payments and debt ajustment	(2,169)	(3,044)
Deferred income taxes, net	844	1,085
Increase in trade receivables, net	(5,613)	(4,673)
Decrease (increase) in inventories	(2,780)	16,114
Increase in finished goods used in operations	(3,129)	(2,845)
Decrease in prepaid expenses and other receivables	1,404	879
Increase (decrease) in trade payables	9,280	(58)
Increase in other accounts payables and accrued expenses, other long term liabilities and other (including short and long-term deferred revenues)	5,151	1,537
Increase (decrease) in accrued post-employment benefits, net	230	(938)
Net cash provided by operating activities	15,332	18,045

Cash flow from investing activities:
Purchase of property and equipment	(2,109)	(1,912)
Net cash used by investing activities	(2,109)	(1,912)

Cash flow from financing activities:
Issuance of share capital,net	-	14,867
Repayment of long-term bank loan	(8,000)	(10,148)
Net cash provided by (used in) financing activities	(8,000)	4,719

Foreign currency translation adjustment	302	78

Increase in cash and cash equivalents and short term and long term bank deposits	5,525	20,930
Cash and cash equivalents and short term bank deposits at the beginning of the year	41,349	20,419
Cash and cash equivalents and short and long term bank deposits at the end of the year	46,874	41,349